UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission File Number 1-01520
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
GenCorp Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GenCorp Inc.
Highway 50 and Aerojet Road
Rancho Cordova, CA 95742

GenCorp Retirement Savings Plan
Financial Statements and Supplemental Schedule
As of December 31, 2010 and 2009
and for the Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the GenCorp Retirement Savings Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the GenCorp Retirement Savings Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note 1 to the financial statements, in 2010 the Plan adopted guidance regarding classification and measurement of participant loans by defined contribution pension plans.
/s/ PricewaterhouseCoopers LLP
Sacramento, California
June 29, 2011

GenCorp Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments, at fair value (Notes 3 and 4)	$339,564,972	$312,932,090

Receivables:
Company contributions (Note 1)	278,346	99
Participant contributions	577,378	592,219
Notes receivable from participants	8,298,321	7,440,409

Total receivables	9,154,045	8,032,727

Total assets	348,719,017	320,964,817
Liabilities
Administrative expenses payable	15,167	39,159

Net assets available for benefits at fair value	348,703,850	320,925,658
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(572,405)	751,938

Net assets available for benefits	$348,131,445	$321,677,596

See accompanying notes to the financial statements.

GenCorp Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2010
Additions
Contributions:
Participant	$20,799,227
Company (Note 1)	4,584,046
Rollovers	761,493

Total contributions	26,144,766

Investment income:
Dividend income	4,254,996
Interest income	410,610
Net appreciation in fair value of investments (Note 3)	18,867,440

Total investment income	23,533,046

Total additions	49,677,812

Deductions
Benefits paid to participants	22,964,040
Administrative expenses (Note 1)	259,923

Total deductions	23,223,963

Net increase during the year	26,453,849
Net assets available for benefits
Beginning of year	321,677,596

End of year	$348,131,445

See accompanying notes to the financial statements.

GenCorp Retirement Savings Plan
Notes to Financial Statements
December 31, 2010
1. Description of the Plan
The following description of the GenCorp Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
GenCorp Inc. (the “Company” or the “Plan Administrator”) established the Plan effective July 1, 1989. The Plan is a defined contribution plan covering all eligible employees of the Company and participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis, from 1% up to 50% of their eligible compensation as defined by the Plan. Contributions must be made in 1% increments. Pre-tax contributions are subject to annual deductibility limits specified under the Internal Revenue Code (the “Code”). Participants may direct employee contributions into any of the Plan’s investment alternatives except for the GenCorp Stock Fund (“Fund”). The Company makes matching contributions in cash equal to 100% of the first 3% of the participants’ compensation contributed and 50% of the next 3% of compensation contributed. Company matching contributions are invested according to participants’ investment elections in effect at the time of contributions. Participants may elect to direct matching contributions into any of the Plan’s investment alternatives except for the GenCorp Stock Fund. All participants may also contribute to the Plan amounts representing distributions from other qualified plans.
Effective January 15, 2009, for non-collective-bargaining-unit employees, the Company discontinued the matching contributions to the Plan. Effective the first full payroll commencing in July 2010, for non-collective-bargaining-unit employees, the Company reinstated matching contributions in cash at the same level in effect prior to January 15, 2009.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and net earnings or losses associated with the participant’s investment election. Each participant’s account is also charged with an allocation of administrative expenses. Allocations are based on participant account balance in proportion to all participants’ account balances.
Forfeited Accounts
Forfeited balances are used to either reduce the cash payment of Company matching contributions, or to offset administrative expenses. Unallocated forfeited balances as of December 31, 2010 and 2009 were not material.
Vesting
A participant’s interest in rollover contributions, if any, and employee contributions that a participant has made are vested and not subject to forfeiture. A participant’s interest in the matching contributions made by the Company is vested and not subject to forfeiture, except such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Code or other applicable provisions of law.
Participant Loans
Eligible participants may borrow from their Plan accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less, reduced by the participant’s highest aggregate loan balance in the previous 12 months. Eligible participants may have two loans outstanding at any given time. Account balances attributable to the Company matching contributions are not available for loans, but are included in computing the maximum loan amount. Loan terms range from 1 year to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of 1% above the prevailing prime rate at time of issuance. Principal and interest are paid through payroll deductions. The outstanding balance of the loan may be paid at any time before the end of the term of the loan. Participants who leave the Plan have 90 days to repay outstanding loan balances. After 90 days, the loan is treated as a distribution from the Plan and may have tax consequences to the participant.
In-Service Withdrawals
For the Company matching contributions made prior to January 1, 2004, participants who are active employees of the Company can elect a voluntary in-service withdrawal of their plan shares in each investment fund. In-service withdrawals are not allowed for Company matching contributions made after December 31, 2003.
Payment of Benefits
Distribution of the pre-tax value of the participant’s account will be made available, in the form of full or partial lump sum payments, upon reaching age 59 1/2, termination of employment, financial hardship, or death.
Administrative Expenses
Expenses incurred in connection with the purchase or sale of securities are charged against the investment funds involved in such transactions. Legal, accounting, and certain administrative costs of the Plan are paid by the Company but reimbursed by the Plan and allocated to participant accounts based upon account balances. The administration fees billed by Fidelity Investments, an affiliate of Fidelity Management Trust Company (“Fidelity Trust”), the Plan’s Trustee, are deducted from the Trust and allocated to participant accounts based upon account balances. All other expenses relating to participant transactions are deducted from those participant accounts as transactions occur.
New Accounting Pronouncements
As of December 31, 2010, the Plan adopted Financial Accounting Standards Board (“FASB”) updated guidance regarding classification and measurement of participant loans by defined contribution pension plans. This update requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued and unpaid interest. The update was applied retroactively to the prior period presented on the statements of net assets available for benefits. The adoption of this updated guidance did not materially impact the Plan’s financial statements.
In January 2010, the FASB issued updated guidance to improve disclosures regarding fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. As of December 31, 2010, the Plan adopted all portions of the update except the gross presentation of activity in the Level 3 roll forward. The requirement for gross presentation of activity in the Level 3 roll forward is effective for Plan years beginning after December 15, 2010.
In May 2011, the FASB issued updated guidance to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and International Financial Reporting Standards. This update amends GAAP accounting rules for fair value measurements and disclosure. The amendments are of two types: (i) those that clarify FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for Plan years beginning after December 15, 2011. The Plan Administrator does not believe the adoption of this update will have a material impact on the Plan’s financial statements.

2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting. As described in Note 1 above, a reclassification has been made to participant loans as of prior year end to conform to the current year’s presentation.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value (see Note 4).
Investment contracts are presented at fair value on the statements of net assets available for benefits. For fully benefit-responsive investment contracts, the difference between fair value and contract value, which is equal to principal balance plus accrued interest, is also presented on the statements of net assets available for benefits.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan Administrator, who is a fiduciary of the Plan, to make estimates, assumptions, and valuations that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.
Benefit Payments
Benefit payments are recorded when paid.
3. Investments
Investments that represent 5% or more of the fair value of the Plan’s net assets at the end of the year are as follows:

	December 31,
	2010	2009
Fidelity Managed Income Portfolio II*	$57,129,028	$60,127,012
Vanguard Institutional Index Fund	46,535,517	—
Fidelity Diversified International	24,784,995	25,110,430
Fidelity Growth Company	23,622,824	19,868,298
GenCorp Inc. common stock	21,593,513	32,494,588
Fidelity Low Priced Stock	20,870,200	17,697,913
PIMCO Total Return Fund	20,207,304	—
Fidelity Mid Cap Stock Fund	19,059,415	—
Fidelity Retirement Money Market Fund	18,996,705	19,761,406
Fidelity Freedom K 2020	17,422,389	—
Fidelity US Equity Index Pool	—	43,373,026

*	The Fidelity Managed Income Portfolio II, a fully benefit-responsive investment contract, as listed above represents the contract value of the Plan’s investment. The fair value of the Plan’s investment in the fund was $57,698,764 and $59,380,945 at December 31, 2010 and 2009, respectively.

During 2010, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in fair value as follows:

Net appreciation
in fair value
of investments
Common/collective trusts	$5,051,307
Registered investment companies	21,745,812
Common stocks	451,356
GenCorp Inc. common stock	(8,381,035)

$18,867,440

4. Fair Value
The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Registered investment companies
The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.
Common/collective trusts (“CCTs”)
CCTs are composed of a non-benefit-responsive investment fund and fully benefit-responsive investment contracts and are classified as Level 2 investments. Investment in the non-benefit-responsive investment fund is valued based upon the quoted redemption value of units owned by the Plan at year end. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. CCTs are primarily invested in fixed income securities. CCTs are not available in an exchange and active market, however, the fair value is determined based on the underlying investments as traded in an exchange and active market. There is no restriction in place with respect to the daily redemption of the CCTs.
Government bonds
The government bonds which are held in participant-directed brokerage accounts are valued at bid evaluations which are estimated prices calculated using observable and market-based data and are classified as Level 2 investments.
Common stocks
GenCorp Inc. common stock and common stocks which are held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.
Money market funds
Money market funds are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.

As of December 31, 2010 and 2009, the Plan’s investments measured at fair value were as follows:

	Quoted Prices
	in Active Markets		Significant
	for Identical	Significant Other	Unobservable
	Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
December 31, 2010
Assets
Registered investment companies:
U.S. large cap funds	$80,669,870	$—	$—
U.S. mid-cap funds	43,224,743	—	—
U.S. small cap funds	13,503,190	—	—
International funds	25,088,178	—	—
Fixed income funds	20,223,108	—	—
Fidelity freedom funds	47,446,068	—	—
Common/collective trusts:
Fixed income	—	58,032,361	—
GenCorp Inc. common stock	21,593,513	—	—
Money market funds	19,400,177	—	—
Participant-directed brokerage accounts:
Registered investment companies	3,041,910
Common stocks	4,371,897
Government bonds	—	210,966	—
Money market funds	2,758,991	—	—

Total Assets	$281,321,645	$58,243,327	$—

December 31, 2009
Assets
Registered investment companies	$151,314,422	$—	$—
Common/collective trusts	—	103,069,700	—
Common stocks	35,670,044	—	—
Government bonds	—	9,999	—
Money market funds	22,867,925	—	—

Total Assets	$209,852,391	$103,079,699	$—

5. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated January 12, 2004, stating the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. On January 31, 2011, the Plan filed for a new determination letter in accordance with IRS requirements.
GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by IRS and/or Department of Labor; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, all participants will be 100% vested in their accounts.
7. Related Party Transactions
GenCorp Inc. Common Stock
Transactions in shares of GenCorp Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. During the year ended December 31, 2010, the Plan made purchases of $0.4 million and sales of $3.0 million of GenCorp Inc. common stock (see Note 8). The purchases of GenCorp Inc. common stock were made by the Trustee during the Plan Year to rebalance the investment mix in the Fund, which contains both GenCorp Inc. common stock and cash, as a result of the market value of GenCorp Inc. common stock as a percentage of the Fund’s net asset value falling below the target. Effective April 15, 2009, the Fund was closed to new investments. At December 31, 2010 and 2009, the Plan held 4,176,695 and 4,642,084 shares of GenCorp Inc. common stock, respectively, through the Fund, representing 6% and 10%, respectively, of the total net assets of the Plan.
Mutual Funds Managed by Fidelity Investments
Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Trust is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services were deducted from the net asset values of shares of mutual funds held by the Plan. The funds’ operating expense ratios ranged from 0.35% to 0.99% based on the funds’ most recent prospectuses.
8. Issuance of Unregistered Shares
The Company inadvertently failed to register with the Securities and Exchange Commission (“SEC”) certain shares of its common stock issued under the Plan. As a result, certain participants as purchasers of GenCorp Inc. common stock pursuant to the Plan may have the right to rescind their purchases for an amount equal to the purchase price paid for the shares (or if such security has been disposed of, to receive consideration with respect to any loss on such disposition) plus interest from the date of purchase. The Company may also be subject to civil and other penalties by regulatory authorities as a result of the failure to register. In June 2008, the Company filed a registration statement on Form S-8 with the SEC to register future transactions in the Fund in the Plan. As of December 31, 2010, the Plan Administrator estimated the net losses incurred by Plan participants related to the transactions involving unregistered GenCorp Inc. common stock to be approximately $6.5 million, including $1.7 million of interest. The Plan has not recorded a receivable from the Company as its realization is not assured as of December 31, 2010.
9. Risks and Uncertainties
The Plan invests in various investment securities. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

10. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$348,131,445	$321,677,596
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	572,405	(751,938)

Net assets available for benefits per the Form 5500	$348,703,850	$320,925,658

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended
December 31, 2010
Total investment income per the financial statements	$23,533,046
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,324,343

Total investment income per the Form 5500	$24,857,389

Supplemental
Schedule

GenCorp Retirement Savings Plan
EIN 34-0244000, Plan #334
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)**
December 31, 2010

		(c)
		Description of
		Investment including
	(b)	Maturity Date, Rate of
	Identity of Issue,Borrower, Lessor,	Interest, Collateral,	(e)
(a)	or Similar Party	Par, or Maturity Value	Current Value
	Morgan Stanley Institutional Fund Small Company Growth Portfolio Class I Shares	Registered investment company	$6,796,039
	American Beacon Large Cap Value Institutional Class	Registered investment company	10,511,529
	Wells Fargo Small Cap Value Fund	Registered investment company	6,707,151
	Goldman Sachs Mid Cap Value Fund Institutional Class	Registered investment company	2,534,185
	PIMCO Total Return Institutional Class	Registered investment company	20,207,304
	Vanguard Total Bond Market Index Fund	Registered investment company	15,804
	Vanguard Institutional Index Fund	Registered investment company	46,535,517
	Vanguard Extended Market Index Fund	Registered investment company	760,943
	Vanguard Total International Stock Index Fund	Registered investment company	303,183
*	Fidelity Growth Company	Registered investment company	23,622,824
*	Fidelity Low Priced Stock	Registered investment company	20,870,200
*	Fidelity Diversified International	Registered investment company	24,784,995
*	Fidelity Mid-Cap Stock Fund	Registered investment company	19,059,415
*	Fidelity Freedom K Income	Registered investment company	10,366,112
*	Fidelity Freedom K 2000	Registered investment company	838,699
*	Fidelity Freedom K 2010	Registered investment company	5,918,410
*	Fidelity Freedom K 2020	Registered investment company	17,422,389
*	Fidelity Freedom K 2030	Registered investment company	8,414,122
*	Fidelity Freedom K 2040	Registered investment company	3,916,444
*	Fidelity Freedom K 2050	Registered investment company	569,892
	Fully benefit-responsive investment contracts
*	Fidelity Managed Income Portfolio	Common/collective trust fund	328,224
*	Fidelity Managed Income Portfolio II	Common/collective trust fund	57,698,764
*	Fidelity Retirement Money Market Fund	Money market fund	18,996,705
*	Fidelity Institutional Cash Portfolio	Money market fund	403,472
*	Northern Trust Company Collective Short Term Investment Fund	Money market fund	5,373
	Participant-directed brokerage accounts
	Brokerage Link	Various investments	10,383,764
*	Participant loans	Annual interest rates from 4.25% to 10.5% maturing through 2020	8,298,321
*	GenCorp Inc. common stock	Common Stock; 4,176,695 shares	21,593,513

	Total investments		$347,863,293

*	Indicates a party-in-interest to the Plan.

**	Column (d), cost, has been omitted, as all investments are participant-directed.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, GenCorp Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GENCORP RETIREMENT SAVINGS PLAN
Date: June 29, 2011	By	/s/ Kathleen E. Redd
Kathleen E. Redd
Vice President, Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM